TELMEX sells Ps.4.5 billion senior notes due 2016

Mexico City, January 25, 2006 - Teléfonos de México, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced today that it has sold 4.5 billion pesos of 10-year, 8.75% notes priced at par. The notes will mature in 2016 and are rated BBB+ by Standard & Poor's and A2 by Moody's. The offering is expected to close on January 31, 2006.

The net proceeds of the offer will be used for TELMEX's general corporate purposes.

Copies of the prospectus for the offering of the notes may be obtained by contacting TELMEX at the address provided below.

The notes have not been registered with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores), and therefore the notes may not be publicly offered or sold in Mexico. Any Mexican investor who acquires the notes does so at his or her own risk.

TELMEX is the leading telecommunications company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

For further information, please contact:

Teléfonos de México, S.A. de C.V.

Investor Relations

Parque Vía 198-701, 06599 México, D.F.

Tel.: (52-55) 5703 3990, 5222 5462

Fax: (52-55) 5545 5550

E-mail: ri@telmex.com